Mail Stop 3561

October 20, 2006

Ronald Elliott, Chief Executive Officer
Excelligence Learning Corporation
2 Lower Ragsdale Drive
Monterey, California 93940

      Re: Excelligence Learning Corporation
            Schedule 13E-3, as amended
            File No. 5-61537
            Preliminary Proxy Statement on Schedule 14A, as amended
            File No. 0-32613

Dear Mr. Elliott:

      We have completed our review of Excelligence Learning Corporation's Schedule 13E-3, as amended, and its Preliminary Proxy Statement on Schedule 14A, as amended, and we have no further comments at this time.

                              Sincerely,

                              H. Christopher Owings
                              Assistant Director

cc: Bradley A. Helms, Esq.
       Latham & Watkins LLP
       Via Fax: (213) 891-8763